Robert B. Little    rlittle@velaw.com

Tel  214.220.7931    Fax  214.999.7931

January 5, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Adam Halper

Re:	MetaSolv, Inc.

Registration Statement on Form S-3

Filed on November 9, 2005

File No. 333-129588

Dear Ladies and Gentlemen:

On behalf of MetaSolv, Inc. (the “Company”), this letter responds to legal comments from the Securities and Exchange Commission’s staff (the “Staff”) received by facsimile on December 5, 2005, to the above-referenced Registration Statement. We are faxing this letter to you concurrently with filing it via EDGAR correspondence to facilitate the Staff’s review.

In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in the Registration Statement.

General

Comment No. 1: Please be advised that we are conducting a review of the financial statements and related matters in your periodic reports and may have comments in the near future.

Response No. 1: The Company received the Staff’s letter dated December 28, 2005, addressing the Company’s financial statements and related matters in the Company’s periodic reports and will respond to the Staff’s comments in such letter separately.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

Securities and Exchange Commission	January 5, 2006	Page 2

Form S-3

Selling Stockholders, page 15

Comment No. 2: Please advise that none of the selling stockholders are registered broker-dealers, and unless a registered broker-dealer that is a selling stockholder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also state in your response letter that none of the selling stockholders are affiliated with a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation. With respect to any selling stockholder that is an affiliate of a registered broker-dealer, disclose whether such selling stockholder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response No. 2: None of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

Comment No. 3: We note footnote disclosure that for Shea Ventures, LLC and Brookside Capital Partners Fund, L.P. the natural persons disclaim beneficial ownership of such securities “except to the extent of their pecuniary interest therein.” Please remove this statement or explain this disclaimer in greater detail. Please also disclose the natural persons that through their non-pecuniary interest may exert voting or dispositive control over the shares held by the selling stockholders and provide an analysis of why disclosure with the above statement provides investors with information on all the natural persons who retain voting or investment control over the shares beneficially held by these entities. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

Response No. 3: With respect to footnote 6 to the table of selling stockholders on page 16 of the Registration Statement relating to Brookside Capital Partners Fund, L.P. (“Brookside”), the Company will delete the sentence regarding the disclaimer of beneficial ownership of the securities by certain persons “except to the extent of their pecuniary interest therein.” As disclosed in footnote 6, Dominic Ferrante is the sole natural person with voting or dispositive control over the securities owned by Brookside.

With respect to footnote 8 to the table of selling stockholders on page 16 of the Registration Statement relating to Shea Ventures, LLC (“Shea”), the Company will delete the

Securities and Exchange Commission	January 5, 2006	Page 3

clause disclaiming beneficial ownership of the securities by certain persons “except to the extent of their pecuniary interest therein.” As disclosed in footnote 8, Ronald L. Lakey, John F. Shea, Edmund H. Shea, Jr., Gilbert J. Shea, Jr. and Peter O. Shea are the only natural persons with voting or dispositive control over the securities owned by Shea.

Plan of Distribution, page 19

Comment No. 4: You indicate that the selling stockholders may engage in short sales. Please confirm that you and the selling stockholders are aware of our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual.

Response No. 4: The Company and the selling stockholders are aware of the Staff’s position on covering short sales made prior to the effectiveness of a registration statement with registered shares.

Thank you for your assistance with this filing. If you have any questions or comments regarding the foregoing, please call the undersigned at your convenience at (214) 220-7931.

Sincerely,

/s/ ROBERT B. LITTLE

Robert B. Little

cc:	T. Curtis Holmes, Jr. [MetaSolv, Inc.]

Jonathan K. Hustis [MetaSolv, Inc.]